FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2003

Commission File Number 333-7182-01


                                   CEZ, a. s.

      _____________________________________________________________________
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      _____________________________________________________________________
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

             Proposal for an amendment of the Statutes of CEZ, a. s.
             -------------------------------------------------------

(to be submitted at the General Meeting that is to take place on June 17, 2003)

Article 5  - Scope of Business
------------------------------

shall be supplemented as follows:

p1) waste management (not including hazardous waste)

The business line, "management of hazardous waste", as listed under letter u) in Art. 4 (Scope of Business) of the Statutes does not encompass our activities in the area of managing so-called secondary products from energy production. Since our heat-powered power plants do sell these products for money to mining companies and mortar manufacturers, we have asked the competent trade office for the issuance of a business license. This business license for the line of business, "waste management (not including hazardous waste)", was issued on March 25, 2003, by the trade department at the Municipal District Office Prague 4.

Article 34 - Increase of Registered Capital by the Board of Directors
---------------------------------------------------------------------

Paragraph 2 of Article 34 shall be deleted:

2. The board of directors shall be authorized to increase the registered capital through subscription of shares pursuant to the provisions of the decision of the general meeting in the following events:

     a) through an in-kind contribution of assets related to the company's scope of business and convenient for such scope of business, the acquisition of which assets is significantly beneficial for the company and the contributor of which shall be the National Property Fund of the Czech Republic,

     b) the increase in the registered capital shall be performed based on values specified in the amendment to the privatization project which for such purpose shall be deemed an expert appraisal, in integral hundreds of Czech crowns,

     c) the number of shares issued for such contribution shall be determined by the value of the in-kind contribution stipulated pursuant to the provisions of Section b) above shall being divided by the nominal value of shares and the result being the number of shares to be issued for such increase performed,

     d) shares shall be subscribed for in respect of such increase, which shall be issued as book-entered bearer shares, having the nominal value of CZK 100 each.

     For such increase, the pre-emptive right on such subscription pursuant to the provisions of Section 204a of the Commercial Code shall not be applied, and the National Property Fund of the Czech Republic shall become the owner of such subscribed-for shares.

By means of the decree by the Minister of Industry and Trade issued on August 1, 2001, the state-owned enterprise, Ceske energeticke zavody, was wound-up, and it entered liquidation proceedings on August 15, 2001. According to Act no. 92/91 Coll., on the transfer of state property to third parties, the liquidator of a state-owned enterprise may realize its assets via public auction only. Hence, the registered capital of CEZ, a. s., may no longer be increased in the fashion described in Art. 34 (2) of the company's Statutes, i.e. by a contribution in kind made by the FNM CR within the framework of a privatization project. For this reason, the provision in question has become obsolete, which is why we propose its deletion from the Statutes.

Reasons:
--------

The present proposal for amendment to the Statutes expresses the intention to bring the Statutes in compliance with the actual state of affairs. It reflects the company's need to supplement its scope of business with a line of business that it pursues as a license holder. Further, it suggests the deletion of part of Art. 34 of the Statutes - Increase of Registered Capital by the Board of Directors - which has become obsolete through the influence of objective facts.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CEZ, a. s.

                                    ________________________
                                          (Registrant)

Date:  May 14, 2003

                                       /s/ Libuse Latalova
                                    By:______________________
                                         Libuse Latalova
                                    Head of Finance Administration